Mail Stop 4561

November 9, 2009

Michael F. Koehler
Chief Executive Officer
Teradata Corporation
2835 Miami Village Drive
Miamisburg, OH 45342

      Re: **Teradata Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              File No. 001-33458

Dear Mr. Koehler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief